Exhibit (a)(15)
For Immediate Release

Indústrias Romi S.A. Avenida Pérola Byington, 56 13453-900 Santa Bárbara d’Oeste-SP — BRASIL Telefone: 55 (19) 3455-9000 — Fax: 55 (19) 3455-2499
ROMI SENDS LETTER TO HARDINGE BOARD OF DIRECTORS
SANTA BARBARA D’OESTE, Brazil, April 22, 2010 — Indústrias Romi S.A. (Bovespa: ROMI3) (“Romi”), a leading global manufacturer of machine tools, today announced that it has sent to the Chairman of the Board of Directors of Hardinge Inc. (NASDAQ: HDNG) (“Hardinge”) the following letter in connection with its fully funded cash tender offer to acquire all of the outstanding shares of Hardinge:
April 22, 2010
Mr. Kyle H. Seymour
Chairman of the Board
Hardinge Inc.
One Hardinge Drive
Elmira, NY 14902-1507
Dear Mr. Seymour:
Since the launch of our offer, we have had the opportunity to engage in candid, productive dialogue with many of the largest shareholders of Hardinge. During these discussions, we carefully listened to a number of interesting perspectives about the Company’s strengths, weaknesses and prospects for the future.
The Hardinge shareholders with whom we met clearly understand that the industry is experiencing lasting and fundamental change and that Hardinge is facing significant challenges as a stand-alone entity. In addition, most of them realize industry consolidation is a necessary result of these global challenges. As I am sure they have shared with you, many of your shareholders told us they would be supportive of an acquisition of Hardinge at a valuation they believe reflects the fair value of the Company. One consistent message was clear — that you should begin a dialogue with us to explore the merits of such a transaction.
We continue to believe a combination of our two companies would create a strong, diversified global player in the industry. We have a great deal of respect for the Hardinge management team, and we would hope that the Hardinge team would play an instrumental role in our future together.
Drawing on our deep, first-hand knowledge of the industry, Romi and its advisors carefully analyzed all available public information on Hardinge’s business, market position, guidance and track record of financial and operational performance, as well as potential synergies. After much thoughtful consideration, this analysis resulted in our $8 per share all-cash, fully financed offer, which provides immediate liquidity to your shareholders. We continue to believe our offer represents a full and fair price for the Company.
We are disciplined bidders who take our responsibilities to our shareholders seriously, and Romi’s valuation model for Hardinge is, of course, sensitive to the key financial assumptions we made on the basis of publicly available information. Therefore, we are once again respectfully requesting an opportunity to conduct accelerated, targeted and limited due diligence on the current business areas which could impact our assumptions.
Importantly, if this diligence process, along with a constructive dialogue regarding valuation and Hardinge’s business model, enables us to identify additional value that we are not aware of today, we would be prepared to increase our offer as part of an agreed transaction. However, to date, the Board’s refusal to engage in any dialogue regarding valuation has prevented Hardinge shareholders from the opportunity to receive an improved offer from Romi.
We trust that you and your fellow members of the Board of Directors will carefully consider our request — and the best interests of your shareholders — in the positive spirit in which it is being delivered. Our team stands ready to begin discussions with you and your management team immediately.
Yours truly,
/s/ Livaldo Aguiar dos Santos
Livaldo Aguiar dos Santos
Chief Executive Officer
Industrias Romi S.A.
cc: Hardinge Board of Directors
HSBC Securities (USA) Inc. is acting as financial advisor and Shearman & Sterling LLP is acting as legal advisor to Romi on the proposed transaction.
About Romi
Indústrias Romi S.A. (Bovespa: ROMI3), founded in 1930, is the market leader in the Brazilian machinery and equipment industry. The company is listed in the “Novo Mercado” category, which is reserved for companies with the highest degree of corporate governance on the Bovespa. The company manufactures machine tools, mainly lathes and machining centers, plastic injection and blow molding machines for thermoplastics and parts made of grey, nodular or vermicular cast iron, which are supplied rough or machined. The company’s products and services are sold globally and used by a variety of industries, such as the automotive, general consumer goods and industrial and agricultural machinery and equipment industries.
Forward-Looking Statements
Any statements made in this press release that are not statements of historical fact, including statements about our beliefs and expectations, including the proposed acquisition of Hardinge, are forward-looking statements within the meaning of the U.S. federal securities laws and should be evaluated as such. Forward-looking statements include statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions.

Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could cause actual results or events to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements include: our ability to successfully complete any proposed transaction or realize the anticipated benefits of a transaction; delays in obtaining any approvals for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule. Forward-looking statements, like all statements in this press release, speak only as of the date of this press release (unless another date is indicated). Unless required by law, we do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.
Media Contact
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